BB 3/8 AB 3/13

06002392

TATES
ANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 42805

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 2 8 2006 WASH, D.C. 153

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Kalin Associates, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

342 Great Neck Rd,
(No. and Street)

Great Neck (City) NY (State) 11021 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Kalin 516-482-1207
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen
(Name — *if individual, state last, first, middle name*)

67 Wall Street, #2200 (Address) New York (City) NY (State) 10005 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 1 1 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharon Kalin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kalin Associates, Inc, as of December 31, 19 2005 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

RISK ARBITRAGE MONITOR PROFIT SHARING ACCNT ,PERSHING

CUSTODIAN:

SHARON J KALIN, PERSONAL ACCNT

Signature

President

Title

Notary Public

Maria-Christina Poons
Notary Public, State of New York
No. 5001661
Certified in Nassau County
Commission Expires Sept. 14, 06

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
67 Wall Street
New York, NY 10005
212/709-8250

Independent Auditor's Report

Board of Directors
Kalin Associates, Inc.

I have audited the accompanying statement of financial condition of Kalin Associates, Inc. as of December 31, 2005, and the related statements of income, changes in member's capital, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kalin Associates, Inc. at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 17, 2006

Kalin Associates, Inc

Statement of Financial Condition

December 31, 2005

Assets	
Cash	$ 41,937
Receivables	71,368
Deposits with clearing organization	100,000
Current assets	213,305
Investments	64,181
Other assets	58,100
Total assets	335,586
Liabilities and stockholder equity	
Accounts payable	34,840
Total stockholder equity	300,746
Total liabilities & stockholder equity	$ 335,586

See accompanying notes to financial statements.

Kalin Associates, Inc.

Statement of Operations and Retained Earnings

For the Year Ended December 31, 2005

Revenues		
Floor broker fees	$	398,200
Commissions		690,620
Other income		10,362
Total Revenues		1,099,182
Expenses		
Payroll and brokerage fees		719,161
Rents		124,563
Office and supplies		239,714
Total Expenses		1,083,438
Income before provision for corporate income taxes		15,744
Provision for corporate income taxes		1,400
Net Income		14,344
Retained earnings - December 31, 2004		286,402
Retained earnings -December 31, 2005	$	300,746

See accompanying notes to financial statements.

Kalin Associates, Inc

Statement of Changes in Stockholder Equity

For the Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings (Deficit)	Stockholder Equity
	Shares	Amount			
Balance, January 1, 2005	10	$17,400	$ 575,611	$ (306,609)	$286,402
Net income				14,344	14,344
Balance, December 31, 2005	10	$17,400	$ 575,611	$ (292,265)	$300,746

See accompanying notes to financial statements.

Kalin Associates, Inc

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:		
Net income		$ 14,344
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in operating assets:		
Receivables	(34,467)	
Investments	(24,062)	
Other assets	81,491	
Increase (decrease) in operating liabilities:		
Accounts payable	(28,904)	(5,942)
Net cash provided by operating activities		8,402
Cash and equivalents, beginning of year		33,535
Cash and equivalents, end of year		$ 41,937
Supplemental disclosure:		
Interest paid		$ 200
Income taxes paid		$ 1,984

See accompanying notes to financial statements.

Kalin Associates, Inc.

Notes to Financial Statements

For the Year Ended December 31, 2005

1. Significant Accounting Policies

Kalin Associates, Inc. (the Company) was organized in the State of New York in March, 1990. The Company is a broker-dealer specializing in the trades of institutions.

The Company prepares its financial statements on the accrual basis of accounting. Financial instruments of the company consist primarily of short term assets and payables. Their carrying amounts approximate fair values because of the short maturity of these instruments. For purposes of the statement of cash flows, the company considers all highly liquid debt instruments purchased with a maturity of six months or less to be cash equivalents.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Investments

At December 31, 2005 the Company held NASD stock valued at $3,300, and other notes at $60,881.

3. Deposits with Clearing Organization

Customers accounts are introduced and cleared on a fully disclosed basis through Pershing and Company ("Pershing").

A cash deposit is held by Pershing to indemnify the carrying broker against the failure of the Company's customers to perform their obligations with respect to their accounts.

4. Other Assets

Other assets consist of rental security deposit of $2,350, and receivables from Adler Coleman, the company's previous clearing broker. Adler Coleman declared bankruptcy in 1995. In 1997 the Company deposited $104,511 with Adler Coleman at the request of the bankruptcy trustee. Approximately $60,000 in reserves have been made against this deposit to reflect a realistic value of the deposit of $55,750, as of December 31, 2005.

5. Stockholders' Equity

The Company is authorized to issue 200 shares of no par voting common stock. The Company has issued, and are outstanding 10 shares of common stock.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ration of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company was in compliance with these regulations.

7. Anti-Money Laundering Program.

The Company is required to have a program to actively prevent and prohibit money laundrying and any activity that facilitates money laundrying or the funding of terrorist or criminal activities. At December 31, 2005, the Company was in compliance with this program.

8. Income Taxes

The Company has elected to be treated as a subchapter S corporation for tax purposes. There are no federal taxes due.

Kalin Associates, Inc

Compilation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

December 31, 2005

Schedule 1

Total Shareholders' Equity	$ 300,746
Less: Unallowable Assets	
Aged Receivables	(958)
Other Assets	(122,281)
Net Capital Before Haircuts	177,507
Haircuts (rounded up)	(4,300)
Net Capital	173,207
Minimum Net Capital required	(5,000)
Excess net capital	168,207
Aggregate indebtedness	34,840
Net Capital	$ 173,207
Ratio AI to NC	20%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on Kalin Associates Inc's FOCUS report - Part IIA as of December 31, 2005.

Kalin Associates, Inc
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2005

The Company does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this Rule.

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Shareholder of
Kalin Associates, Inc.

In planning and performing my audit of the financial statements of Kalin Associates, Inc., (the Company), for the year ended December 31, 2005, I considered its internal control, including its anti-money laundering measures and control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (AI) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices

and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities, that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 17, 2006

Joseph Amundsen
Certified Public Accountant
67 Wall Street, #2211
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Kalin Associates, Inc.

Index to Financial Statements

December 31, 2005